Exhibit 12.1

Lowe’s Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On					Nine Months Ended
	January 31,	January 30,	January 28,	February 3,	February 2,	November 3,	November 2,
	2003	2004	2005	2006	2007	2006	2007

Earnings:
Earnings Before Income Taxes	$2,362	$2,908	$3,520	$4,496	$4,998	$4,046	$3,858
Add: Fixed Charges	303	303	310	340	344	248	303
Less: Capitalized Interest	(25)	(26)	(28)	(28)	(32)	(23)	(30)
Adjusted Earnings	$2,640	$3,185	$3,802	$4,808	$5,310	$4,271	$4,131

Fixed Charges:
Interest Expense (1)	$228	$224	$220	$231	$238	$169	$212
Rental Expense (2)	75	79	90	109	106	79	91
Total Fixed Charges	$303	$303	$310	$340	$344	$248	$303

Ratio of Earnings to Fixed Charges	8.7	10.5	12.3	14.1	15.4	17.2	13.6

(1) Interest accrued on uncertain tax positions as a result of the implementation of FIN 48 is excluded from Interest Expense in the computation of Fixed Charges.

(2) The portion of rental expense that is representative of the interest factor in these rentals.